Mail Stop 3561

February 26, 2008

Via US Mail and Facsimile

Mr. James D. Constantine
Executive Vice President of Finance
and Chief Financial Officer
CSK Auto Corporation
645 E. Missouri Avenue, Suite 400
Phoenix, AZ 85012

      Re: CSK Auto Corporation
                Form 10-K for the fiscal year ended February 4, 2007
                Forms 10-Q for fiscal quarters ended May 6, 2007, August 5, 2007
                and November 4, 2007
                File No. 001-13927

Dear Mr. Constantine:

We have reviewed your response dated February 15, 2008 to our comment letter dated February 1, 2008 and have the following additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Matters, page 51

1.   We have read your proposed disclosure enhancements to Critical Accounting Matters in response to comment one of our letter dated February 1, 2008. Please discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, please disclose how accurate your shrink accruals for inventory and self-insurance

inventory reserves have been based on your estimates. Refer to Refer to Release Nos. 33-8350 and 34-48960.

Note 1 – Summary of Significant Accounting Policies, page 65

Vendor Allowances and Cost of Sales, page 69

2.   We note you receive reimbursements from some vendors based upon the volume of purchases and that reimbursements are accrued based on historical purchasing patterns and sales forecasts. Please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable to use the accrual method. See paragraph 8 of EITF 02-16.

3.   You state in your response to comment four of our letter dated February 1, 2008 that certain of the Company's vendor contracts have several year terms requiring recognition over an extended period. Please tell us if the reimbursements received under these contracts relate to the volume of purchases or sales that will occur over the terms of these contracts. If so, explain why your ability to determine whether the reimbursement is probable and reasonably estimable has not been impaired.

4.   Please refer to comment five in our letter dated February 1, 2008. You indicated you prepare an annual reconciliation of what the Company records for the vendor program for the year to actual collections. Please tell us what you recorded for the year ended February 4, 2007 and the actual collections.

Note 13 – Store Closing Costs, page 96

5.   We note your response to comment eight in our letter dated February 1, 2008 that it would not be practical or meaningful information to disclose cumulative and expected amounts as required by SFAS No. 146, paragraph 20. We are not persuaded that the large number of stores and volume of data involved precludes you from complying with the disclosure requirements. See also paragraphs B55 and B56 of SFAS no. 146 and SAB Topic 5:P. Please provide the disclosure required by SFAS no. 146, paragraph 20.b(1) and show us what your disclosure will look like revised.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief